

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 24, 2007

Mr. Rick Fresia
Chief Financial Officer
ACT Teleconferencing, Inc.
1526 Cole Boulevard, Suite 300
Golden, CO 80401

> **Re: ACT Teleconferencing, Inc.**
> **Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007 and April 2, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-27560**

Dear Mr. Fresia:

We have reviewed your supplemental response letters dated May 22, 2007 as well as your filings and have the following comments. As noted in our comment letter dated November 3, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 5. Preferred Stock and Shareholders' Equity, page F-19

1. We note your response to our prior comments 3 and 4. Please disclose that you fair value the warrants based on the Black-Scholes valuation model. Also, confirm to us that you will revise the last sentence of your proposed disclosures, if true, to state that you have and will continue to evaluate the value of the warrants each reporting period. Further, delete the "and will record a liability when the value of the warrants approaches or exceeds the exercise price" disclosure.

2. We note your response to our prior comment 5. Please revise your proposed disclosures to explain the alternate, market-based valuation methods and the assumptions you used to determine the valuation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director